Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 20, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Abri SPAC I, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed May 11, 2023 File No. 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

On behalf of our client, Abri SPAC I, Inc., a Delaware company (“Abri” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed on May 11, 2023 (the “S-4”) contained in the Staff’s letter dated May 25, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 3 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Cover Page

1. We note your revised disclosure in response to comment 1. We also note the disclosure on your cover page provides that the company intends to rely on the controlled company exemptions, the disclosure on page 182 provides that the company “may” rely on the exemptions, and the disclosure on pages 20 and 61 are silent as to whether the company plans to rely on the controlled company exemptions. Please revise to clarify whether or not the company intends to rely on the exemptions and update for consistency across the disclosure.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 21, 64 and 196.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission June 20, 2023 Page 2

2. We note your disclosure in response to comment 2 that “we cannot assure you that the shares of Common Stock and Warrants will be approved for listing on Nasdaq.” Please disclose here and elsewhere in your filing, as applicable, whether the Business Combination is contingent upon listing. To the extent it is not contingent, please revise your risk factor disclosure accordingly to address the risks of proceeding with the Business Combination without a Nasdaq or other national market listing.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see Cover Page, page 24, Risk Factors “Our failure to meet the initial listing requirements of Nasdaq could result in a de-listing of Abri Common Stock and could affect our cash position following the Business Combination” and “If we are unable to maintain our listing on Nasdaq, it could become more difficult to sell our Common Stock and Warrants in the public market” on page 66-67, and “PROPOSAL NO. 2A — AMENDMENT TO THE CURRENT CHARTER PROPOSAL” on pages 116-117.

Q: What interests does the Sponsor and its affiliates have in the Business Combination?, page 11

3. We note your revised disclosure in response to comment 3. Revise to ensure the disclosure describing the interests of the sponsor and its affiliates is consistent across the filing. In this regard, we note that the disclosure on pages 11, 36, 72, and 105 continues to include different information.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see pages 12, 38, 74 and 109.

Q: Are there any arrangements to help ensure that Abri will have sufficient funds..., page 13

4. We note your disclosure on page 13 that the Company will need additional financings in order to have sufficient ability to satisfy the maximum redemption request scenario, which appears to assume the redemption of all remaining public shares. Please revise this section to address this, particularly in light of the addition of Proposal No. 2A.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see Q&A on page 14 “Are there any arrangements to help ensure that Abri will have sufficient funds, together with the proceeds in its Trust Account, to fund the consideration,” and disclosure about the “PIPE Investment” and “Equity Line of Credit” on pages 35, 97, 113 and 165, and Risk Factor on page 72, “We may require additional debt and equity capital to pursue our business objectives after the Business Combination and respond to business opportunities, challenges or unforeseen circumstances and if such capital is not available, our business, financial condition and results of operations may be adversely affected”.

Selected Historical Financial Data of Abri, page 42

5. The working capital deficit as of December 31, 2021 as disclosed on page 42 does not agree to the amount reflected in Abri’s audited balance sheet on page F-3. Please reconcile and revise these disclosures.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 45.

United States Securities and Exchange Commission June 20, 2023 Page 3

Selected Historical Consolidated Financial Data of DLQ, page 43

6. The working capital of DLQ as of December 31, 2021 as disclosed on page 43 does not agree to the amount reflected in DLQ’s audited balance sheet included on page F-29. Please reconcile and revise these disclosures.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 46, and also note as well that, since the period presentations have changed with the addition of March 31, 2023, the totals have been updated accordingly.

Risk Factors

DLQ may be subject to fines or other penalties imposed by the Internal Revenue Service..., page 45

7. We note your response to comment 8 that you do not expect any income tax expense liability and that you have removed the related risk factor; however, the risk factor still appears on page 45. Please revise accordingly.

Response: The Company has revised the Amendment to address the Staff’s comments. The Risk Factor has been removed.

Delaware law and our Amended Charter and Bylaws will contain certain provisions..., page 61

8. We reissue comment 9 in part. Revise this risk factor to address the inability of stockholders to act by written consent.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 65.

Summary Financial Projections, page 97

9. We note that you appear to have changed both the projected revenue and projected operating expenses values for 2022 to match the actual revenue and operating expenses of DLQ for 2022. We also note that you have not changed any other related projected figures. Please tell us whether the board obtained updated projections, and if not, please clarify what these changes represent and why they were made.

Response: The Company has obtained updated financial projections from DLQ for its 2024 calendar year. These projections have been included on page 101 of this filing.

United States Securities and Exchange Commission June 20, 2023 Page 4

Information About DLQ

Major Customers, page 146

10. We note your response to comment 20. Please identify by name the two major customers who accounted for approximately 53% of your revenue for 2022 and describe the material terms of the arrangements with these customers.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 154.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DLQ, Inc.

Carve-Out Consolidated Results of Operations for the fiscal years ended December 31, 2022 and 2021

Cash flows

Operating Activities, page 153

11. We note your revised disclosure regarding cash flows from operating activities for the year ended December 31, 2022, and reissue comment 21 in part. Please discuss and analyze the key drivers responsible for changes in your cash flows used in operating activities during the year ended December 31, 2022. Refer to Item 303(b) of Regulation S-K.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see “Operating Activities” on page 164.

12. Reference your disclosure on page 154. Please disclose any known trends or demands, commitments, events or uncertainties that are reasonably likely to result in DLQ’s liquidity decreasing materially in any way. Explain why you do not believe current liquidity is materially deficient as you disclose there is substantial doubt about DLQ’s ability to continue as a going concern for one year after the issuance of DLQ’s financial statements for the year ended December 31, 2022 in Note 2 on page F-35. DLQ has incurred material net losses of over $5 million and negative cash flows from operations in each of the last two fiscal years. Discuss the actions taken or that DLQ plans to take to remedy the deficiencies in liquidity, fund the expansion of its operations, and to provide necessary working capital to meet current obligations. Describe internal and external sources of liquidity including any unused amounts available at December 31, 2022. Refer to Item 303(b)(1)(i) of Regulation S-K.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 165 and Note 2 on page F-58.

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information , page 157

13. We are unable to determine how you calculated Abri’s historical book value per share for the year ended December 31, 2022. Please supplementally provide us with your computation of this amount.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see pages 168 and 169 for revisions to this section. Please note that this section has been changed now that 2,000 common shares outstanding is being disclosed during all periods presented, rather than the 15,288,078 shares that had been used as pro forma computations. Per the Staff’s request, the supplementary calculation for Abri’s historical book value per share is: Total Stockholders’ Equity (Deficit) / Weighted Average Shares Outstanding of Common Stock - basic = Historical Book Value Per Share. So, in the case of December 31, 2022, the calculation is $(5,835,521) / 5,463,799 = $(1.07).

United States Securities and Exchange Commission June 20, 2023 Page 5

14. Please explain how you calculated or determined DataLogiq, Inc’s equivalent per share pro forma net loss per share, basic and diluted for the year ended December 31, 2022, assuming maximum redemption as it does not appear to be based on the expected exchange ratio of .75 disclosed in footnote (2).

Response: The Company has revised the Amendment to address the Staff’s comments. Please see pages 168 and 169 for revisions to this section. Please note that this section has been changed now that 2,000 common shares outstanding is being disclosed during all periods presented, rather than rather than the 15,288,078 shares that had been used as pro forma computations. Per the Staff’s question, the exchange ratio is now 5,700 and not 0.75 as calculated as Total Merger Shares / DLQ Outstanding Common Shares = Exchange Ratio. So, the calculation is 11,400,000 / 2,000 = 5,700.

DLQ, Inc. and Abri SPAC I, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 162

15. It appears that footnote (J) should be placed next to the adjustment decreasing cash and cash equivalents by $12,841 under the Transaction Accounting Adjustments (Assuming Maximum Redemption) column rather than footnote (H). Please advise or revise as appropriate.

Response: Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 175 where we have revised the adjustment tick-mark in the Pro Forma Condensed Combined Balance Sheet in the “Cash” account to reflect the footnote to (J).

DLQ, Inc. Carved Out Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Liquidity, page F-35

16. Please disclose management’s plans for addressing the company’s liquidity concerns that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. In your disclosure, discuss management’s plans for obtaining additional funding from its parent Logic, Inc. or for obtaining additional sources of financing. Refer to ASC 205-40-50-12 through 50-14.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 161, 165, F-58 and F-74.

Note 10 - Loss Per Share, page F-42

17. We have reviewed your response and revisions to Note 10 but are unclear as to why you have presented pro forma earnings per share. Please revise to disclose DLQs historical earnings per share rather than “pro forma earnings per share” for each period presented as required by ASC 260. As your consolidated statement of equity on page F-31 indicates DLQ had 2,000 common shares outstanding during all periods presented, it appears that earnings per share should be based on these 2,000 shares rather than the 15,288,078 shares currently used in your pro forma computations. Also, your consolidated statement of operations on page F-30, the pro forma combined statement of operations on page 164 and elsewhere throughout the filing where you disclose DLQ’s earnings per share, including pages 43 and 157 should be revised to disclose historical earnings per share rather than pro forma earnings per share. Alternatively, if you continue to believe your current pro forma presentation is appropriate, please explain why, cite the relevant GAAP accounting literature applied, and explain how you arrived at the 15,288,078 shares used in your computations based on DLQs 2,000 outstanding common shares.

Response: The Company has reconsidered the inclusion of Pro Forma EPS data in the DLQ historical financial statements and included elsewhere in its prior filing. The Company advises the SEC Staff that historical EPS data for DLQ is based upon its current capital structure of 2,000 share of its stock.

United States Securities and Exchange Commission June 20, 2023 Page 6

General

18. We note the inclusion of Proposal No. 2A to remove the net tangible asset requirement from Abri’s current charter. In an appropriate place in your filing, please disclose the consequences if the approval for this proposal is not obtained. In addition, we note your disclosure that Abri believes that it may rely on another exclusion from the “penny stock” rules which relates to it being listed on the Nasdaq Capital Market. Please tell us the exemption upon which you plan to rely and provide your analysis in support of such reliance.

Response: The Company has revised the Amendment to address the Staff’s comments. Please see page 7 in the Q&A, “What are the consequences if the approval for Proposal 2A — Amendment to the Current Charter is not approved?” and “PROPOSAL NO. 2A — AMENDMENT TO THE CURRENT CHARTER PROPOSAL” on pages 116-117 – “Reliance on Rule 3a51-1(a)(2)” on page 116.

Please don’t hesitate to contact me at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 with any questions.

Sincerely,

/s/ Julia Aryeh
Senior Counsel